Exhibit 21

Subsidiaries of the Registrant

The listing below includes the significant subsidiaries of the Corporation. All subsidiaries are wholly owned by Safeco Corporation.

1.	Safeco Insurance Company of America (WA)

2.	General Insurance Company of America (WA)

3.	American States Insurance Company (IN)

4.	American Economy Insurance Company (IN)